CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For March 20th 2008
CITY TELECOM (H.K.) LIMITED
(Translation of registrant’s name into English)
Level 39
Tower I, Metroplaza
No. 223 Hing Fong Road
Kwai Chung
New Territories
Hong Kong
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press release relating to the signing of a Memorandum of Understanding by the Company, Singapore’s M1 and StarHub today in connection with the joint formation of a consortium for the purpose of submitting a bid that will meet all the criteria for the Infocomm Development Authority of Singapore’s Request-for-Proposal (RFP) for the Network Company (NetCo).
City Telecom (HK) Limited, M1 and StarHub form consortium in joint bid to build Singapore’s Next Generation National Broadband Network (Next Gen NBN)
Hong Kong and Singapore, 20 March 2008 - Hong Kong’s City Telecom (CTI) and Singapore’s M1 and StarHub today signed a Memorandum of Understanding (MoU) to jointly form a consortium to design, build and operate the passive infrastructure network capable of delivering ultra high broadband speeds for Singapore. The consortium will jointly submit a bid that will meet all the criteria for the Infocomm Development Authority of Singapore’s Request-for-Proposal (RFP) for the Network Company (NetCo).
“CTI’s pioneering innovation and technology have firmly established its success in the region. Currently, CTI, through its wholly owned subsidiary, HKBN’s end-to-end network in Hong Kong, supports the widest range of symmetric broadband services from 25Mbps up to 1Gbps, and has launched Hong Kong’s first Fibre-to-the-Home residential broadband services. Participation in this project is important to enhance telecommunications development across the region. That demonstrates our commitment in this project,” said Ricky Wong, Chairman of CTI.
“We welcome StarHub to join us in this project, as their experience and diversity complement the strengths of CTI and M1. We are confident that this will create sparkling synergy for the consortium,” Mr. Wong added.
“The proven expertise and experience that the partners bring to the consortium, backed by their knowledge of the local operating environment and conditions, will ensure a strong and resilient bid. We are committed to the building of a network infrastructure for the future, one that will enable Singaporeans to enjoy high-speed and cutting edge broadband technology in the years to come,” said Neil Montefiore, CEO of M1.
“This consortium brings to the table a unique set of talented corporate shareholders who have both the vast experience in building ultra-high speed broadband networks as well as the local expertise in managing complex telecoms operations in Singapore. Together, we have the capacity to build and deliver the key elements of an Open Access network for a robust infocommunications service industry, as well as create a resilient platform that can cater to a continuing stream of new broadband technologies for the foreseeable future,” said Terry Clontz, CEO, StarHub.
The Next Gen NBN is part of Singapore’s Next Generation National Infocomm Infrastructure (Next Gen NII), formed to entrench Singapore’s Infocomm hub status and open the doors to new business and social growth for the country. Next Gen NII comprises complementary wired and wireless networks to ensure Singaporeans enjoy seamless connectivity.
- End -

About City Telecom/Hong Kong Broadband Network Limited
Established in 1992, City Telecom (HK) Limited (SEHK : 1137; NASDAQ : CTEL) provides integrated telecommunications services in Hong Kong. City Telecom’s wholly-owned subsidiary, Hong Kong Broadband Network Limited “HKBN”, is in the process of expanding its network coverage from 1.4 mn to 2.0 mn homepass, reaching 90% of Hong Kong’s households. HKBN has achieved an aggregate Voice, Broadband (symmetric 25Mbps up to 1Gbps), IP-TV, mobile and corporate data services base in excess of 680,000 subscriptions. Additional information on City Telecom can be found at www.ctigroup.com.hk.
About M1
M1, Singapore’s most exciting and innovative mobile and IDD service provider, was launched in April 1997. Since then, it has made significant inroads into the local mobile communications market, gaining considerable brand presence and market share. M1 aims to be the market leader in personal voice, business and data communications, focusing on value, quality and customer service. More information on M1 is available at www.m1.com.sg.
About StarHub Ltd
StarHub, Singapore’s second largest info-communication company, offers a full and diverse range of information, communications and entertainment services over its advanced fixed, cable, mobile and Internet platforms. Targeting both consumer and corporate markets, StarHub operates a full two-way 3.5G mobile network in addition to its GSM network, a nation-wide HFC network that delivers multi-channel cable TV services (including Digital Cable and High Definition Television) as well as ultra-high speed residential broadband services, and an extensive fixed business network that provides a wide range of data, voice and wholesale services. Launched in 2000, StarHub has become one of Singapore’s most innovative info-communications providers, and the pioneer in ‘hubbing’ - the ability to deliver unique integrated and converged services to all its customers. StarHub is listed on the SGX-ST. Visit www.starhub.com for more information.
For media enquiries, please contact:
Jessie Cheng
City Telecom (HK) Limited
Corporate Communications
Tel : (852) 3145 4118
Fax : 9852) 2199 8372
Email : chengcm@ctihk.com
Chua Swee Kiat
General Manager
Corporate Communications
M1
HP: (65) 96894627
DID: (65) 68951060
Email: chuask@m1.com.sg
Jeannie ONG
Head, Corporate Communications & Investor Relations
StarHub
HP: (65) 9388 2111
DID: (65) 6825 5168
Email: jeannieo@starhub.com

SIGNATURE
Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED
By:	/s/ Lai Ni Quiaque
	Name:	Lai Ni Quiaque
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: March 20th, 2008